Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 28, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Third Quarter Financial Results

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) announces its financial results for the three months ending September 30, 2004. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:
•	Net income of $2.27 per share (fully diluted)
•	Further reductions in export differential
•	Continued increases in the production of Vacuum Gasoil (“VGO”)
•	Enhanced Oil Recovery project (“EOR”) approved
•	New exploration successes at Aryskum and North Nurali
•	Production guidance for 2005: 170,000 bopd
•	5,257,475 shares repurchased and cancelled
•	Shares approved for listing on the Kazakhstan Stock Exchange

FINANCIAL HIGHLIGHTS:

(in millions of US$ except per share amounts)	Nine Months ended Sept. 30		Three Months ended Sept. 30
	2004	2003	2004	2003
Gross Revenue	$1,237.3	$806.7	$518.6	$303.2
Net income	385.7	228.1	176.2	91.2
Per share (basic)	5.00	2.92	2.30	1.17
Per share (diluted)	4.89	2.81	2.27	1.12
Cash flow	443.2	288.4	186.9	108.5
Per share (basic)	5.75	3.69	2.44	1.40
Per share (diluted)	5.62	3.55	2.41	1.34
Weight Average Shares Outstanding
Basic	77,118,191	78,258,611	76,652,399	77,707,623
Diluted	78,905,718	81,288,890	77,716,702	81,266,718
Shares Outstanding at End of Period	76,023,141	77,771,788	76,023,141	77,771,788

PetroKazakhstan is pleased to announce its financial results for the third quarter of 2004 with $176.2 million of net income, a 93.2% increase over the quarter ended September 30, 2003 and $186.9 million of cash flow, a 72.3% increase over the quarter ended September 30, 2003. This represents basic net income per share of $2.30 and basic cash flow per share of $2.44 for the quarter. The comparable figures for the quarter ended September 30, 2003 were $1.17 basic net income per share and $1.40 basic cash flow per share.

For the nine months ended September 30, 2004 net income was $385.7 million, a 69.1% increase over the same period of 2003, and cash flow of $443.2 million, a 53.7% increase over the same period of 2003. This represents basic net income per share of $5.00 and basic cash flow per share of $5.75. The comparable figures for the nine months ended September 30, 2002, were net income per share of $2.92 and basic cash flow per share of $3.69.

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SHARE REPURCHASES

The Company’s substantial issuer bid share tender, which ended on July 19, 2004, has resulted in the repurchase and cancellation of 3,999,975 shares at C$40.00 per share.

The Company’s Normal Course Issuer Bid program was renewed on August 13, 2004 and will terminate on August 12, 2005. Under the terms of this share repurchase program, the Company repurchased and cancelled 1,257,500 shares at an average price of C$40.00 in the third quarter of 2004.

Due to the timing of the share cancellations, the full impact of these repurchases will only occur in the fourth quarter.

At the end of the third quarter, the Company had 76,023,141 common shares outstanding and 1,688,545 options and convertible securities.

LISTING ON THE KAZAKHSTAN STOCK EXCHANGE

On October 21, 2004 the Kazakhstan Stock Exchange announced that the common shares of PetroKazakhstan had been approved for listing on the Exchange. The Company believes that this will create an excellent opportunity for Kazakh investors to participate in the growth and success of a business operating in Kazakhstan. PetroKazakhstan is the first foreign company to be granted approval for listing. Trading in PetroKazakhstan shares on the Kazakhstan Stock Exchange is expected to commence in the fourth quarter of 2004.

UPSTREAM OPERATIONS REVIEW

PRODUCTION

During the third quarter of 2004, PetroKazakhstan's production volumes totaled 14.52 million barrels or an average of 157,786 barrels of oil per day ("bopd") representing an increase of 2.0% over the third quarter 2003 average production of 154,712 bopd and a 4.4% increase over the second quarter of 2004 average production rate of 151,104 bopd. Development wells in Kyzylkiya, Aryskum, Kumkol North and Akshabulak fields have contributed to these increases.

In spite of these increases, mechanical pump failures on some high rate wells as well as allocation of capacity at the Kumkol Central Processing Facility used by both PetroKazakhstan and the neighbouring field operator, Turgai Petroleum, has adversely affected overall production.

While these limitations are being addressed and corrected, the Company is revising its expectation for the fourth quarter to about 158,000 bopd, bringing the anticipated 2004 annual average production down to 152,000 bopd (versus the prior estimate of 160,000 bopd).

PetroKazakhstan’s budget for 2005 is based on an annual average net production of 170,000 bopd.

FIELD DEVELOPMENTS

The Aryskum development drilling campaign continued with eleven wells completed in the third quarter of 2004 bringing the total so far this year to fourteen. The Company plans to drill four more wells before the end of the year, one of which will be a horizontal well to improve production rates in the southern portion of the field.

One production well has been drilled in the Kyzylkiya field and three in the neighbouring Kolzhan license to the north this quarter bringing the total number of wells drilled in the area this year to thirteen.

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Work continues on the upgrade of the Akshabulak processing facilities that will enable production rates to increase to over 60,000 bopd (30,000 bopd net) by mid 2005. Two development and field delineation wells were drilled in the last quarter.

Production from the East Kumkol field resumed in the third quarter following regulatory authority approvals.

ENHANCED OIL RECOVERY PROJECT

Following the completion of a feasibility study for miscible hydrocarbon injection for enhanced oil recovery in the Kumkol field, the Company is now proceeding with a project to commence injection of a Liquefied Petroleum Gas (“LPG”) blend by mid 2005. It is expected that the oil recovery factor can be significantly increased through this proven technique.

EXPLORATION AND APPRAISAL

Of major importance has been the discovery of a new productive reservoir within the Aryskum field area below the extensive field gas cap. Well AK 401 was drilled as a gas injector but was drilled slightly deeper to examine the potential presence of a deeper reservoir below the gas cap. A 15 meter net oil section was encountered and the well is currently under test, producing light, 43 degree API crude on a reduced choke at a rate of 1,400 bopd. This is a completely new reservoir that has not been accounted for in previous reserves evaluations. A full appraisal drilling program will now be undertaken with the first well to be drilled before the end of the year.

Interpretation of the 3D seismic of the Northern Kyzylkiya area is now complete and a potentially significant further extension to the field has been identified. A well is planned to test this potential field extension during the fourth quarter of 2004.

Following completion of the enhanced seismic interpretation of the North Nurali field, two appraisal well locations were selected. The first of these appraisal wells has recently been completed. Good oil shows were encountered within the main Doshan reservoir interval. A second additional basement reservoir interval with oil shows was also encountered. Testing of both intervals is about to commence. The second appraisal well is currently drilling. An 85 square kilometre (“km2”) 3D seismic survey was acquired to the north of the North Nurali field to evaluate potential satellite structures along this trend.

PetroKazakhstan holds a 75% interest and operatorship of License 951-D which covers two blocks (the Doshan block and the Zhamansu block) in the South Turgai Basin over a total area of 4,290 km2. Following interpretation of 2D seismic data acquired earlier this year a series of prospects have been identified within the Zhamansu block. Four exploration wells will be drilled within this block by the end of 2004. The existing D-3 well within the Doshan block has been re-tested at low rates of around 100 bopd. This well is being considered for future fracture stimulation.

In total, the Company drilled ten exploration wells in the first three quarters of 2004 with a success ratio of 80% and plans to drill seven additional exploration wells in the fourth quarter of 2004.

EXPLOITATION OF GAS AND LPG RESERVES

PetroKazakhstan, as a 50% partner in the Kazgermunai Joint Venture, is also participating in Kazgermunai's LPG extraction plant for the Akshabulak field. The 30 million standard cubic feet per day ("mmscfd") plant will provide 2,900 bopd of LPG and 600 bopd of condensate. Facilities have been designed, and equipment is being procured. Construction has started for completion by mid 2005. The dry gas will be provided to the city of Kyzylorda through a pipeline to be constructed by KazTransGaz.

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DOWNSTREAM MARKETING, TRANSPORTATION AND REFINING

CRUDE OIL LOGISTICS

The volume of crude oil shipped from the Company’s loading stations during the third quarter of 2004 was 7.83 mmbbls (1,012 thousand tonnes) which represents an increase of 10% compared to the second quarter of 2004 and the third quarter of 2003. The Company’s terminal at Dzhusaly handled approximately 69% of all crude oil shipments slightly down on the previous quarter as the performance of the state operated pipeline and terminal at Atasu improved substantially from the operational problems experienced during the second quarter.

Shipments to the Tehran refinery were reduced to 41% of the previous quarter volumes as the Ministry of Energy and Mineral Resources (“MEMR”) restricted export quotas on that route. There is an on going dialogue between PetroKazakhstan and the MEMR. PetroKazakhstan’s contention is that these restrictions are not justified as all the logistics are provided and managed by PetroKazakhstan, that there is capacity and that this route is in the best interests of the Company, the Republic of Kazakhstan as well as Iran and the neighbouring transit countries. Management remains confident that ultimately a positive outcome to these discussions can be achieved.

Caspian Pipeline Consortium (“CPC”) deliveries continued to grow towards their contractual maximum and were up 4% on the previous quarter. Current deliveries account for approximately 96% of the contractual maximum and the fourth quarter of 2004 should see the maximum achieved.

CRUDE OIL PRICES AND TRANSPORTATION DIFFERENTIALS

International crude oil prices continued their upward drive. The average of the daily mean of Platts quotations for Brent Dated was up $6.22 per barrel against the previous quarter and stood at $41.54 per barrel. The spread of Brent quotations during the third quarter also rose dramatically to $12.47 with a maximum quotation of $47.25.

OPEC supplied increased quantities of heavy sour crude oil on the market and consequently there was a widening in the differential between the values of light sweet and heavy sour crude oil. Having started the year at $1.60 per barrel, the discount for Urals in the Mediterranean finished the third quarter at $7.00 per barrel. A similar effect was seen on the Oman/Dubai quotations versus Brent Dated.

The premium of Kumkol priced Cost, Insurance and Freight (“CIF”) in the Mediterranean over Brent improved throughout the third quarter closing at 92.5 US cents per barrel.

The combination of higher international market prices and reduced transportation costs saw a significant improvement in the net return per barrel measured at the production field gate compared to both the second quarter of 2004 and the third quarter of 2003.

REFINING AND REFINED PRODUCT SALES

Refinery throughput was slightly down at 7.18 mmbbls in the third quarter of 2004 compared to 7.7 mmbbls during the second quarter of 2004. Average weighted refined product prices rose as VGO sales accounted for a larger percentage of the sales mix. Production of VGO is planned to increase during the fourth quarter and further benefits will be seen from this during the coming months. Despite these improvements, domestic net returns continued to lag export net returns by a substantial margin.

In accordance with the timetable agreed with the Ministry of Energy and Mineral Resources, the refinery has been making preparations for its annual maintenance shutdown scheduled from mid October to mid November. Closing inventories of refined products are broadly in line with those at the end of the same quarter in the preceding three years. Nevertheless, it is anticipated that some refined products will be either imported or purchased to ensure the

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Company can continue to supply its regular customers on the domestic and export markets. Additionally, the Company has in place a crude oil export program for October and November to ensure that the additional crude oil available for export during the refinery shutdown can be handled without any restriction to its crude oil production.

During the refinery turnaround, equipment will be installed to extend the cycle of future planned refinery maintenance shutdowns to three to five years, instead of the current one year cycle.

DIRECTORS AND OFFICERS

Mr. Jean-Paul Bisnaire has elected to resign from the Board of Directors of the Company, effective October 31, 2004, following his recent appointment as Senior Executive Vice President of Manulife Financial. The Board of Directors is grateful to Mr. Bisnaire for his outstanding contribution to the Company both as a Legal Advisor and as a Director.

The Company is pleased to announce, effective November 1, 2004, the appointment of Clayton J. Clift as Chief Financial Officer. Mr. Clift has held the position of Vice President, Finance of the Company’s upstream and downstream operating subsidiaries since December 2000.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the Third Quarter of 2004 is available on the Company’s website and can also be obtained on application from the Company.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade on the New York Stock Exchange, The Toronto Stock Exchange, the London Stock Exchange, and the Frankfurt Exchange under the worldwide symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Clayton J. Clift Chief Financial Officer +7 (3272) 58-18-48	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations-Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

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INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
REVENUE
Crude oil	321,676	163,955	735,240	440,372
Refined products	195,466	137,355	495,474	359,769
Service fees	284	864	4,166	4,191
Interest income	1,176	978	2,416	2,344
	518,602	303,152	1,237,296	806,676

EXPENSES
Production	23,392	15,812	70,508	49,961
Royalties and taxes	52,406	24,729	97,213	54,149
Transportation	72,562	56,319	187,871	171,591
Refining	5,815	4,094	15,217	12,898
Crude oil and refined product purchases	28,055	16,978	92,447	42,394
Selling	10,405	7,504	28,068	20,333
General and administrative	15,586	13,661	44,493	37,194
Interest and financing costs	8,104	8,148	21,589	30,300
Depletion and depreciation	29,908	21,163	78,239	57,648
Foreign exchange (gain) / loss	(566)	1,950	(6,361)	(3,576)
	245,667	170,358	629,284	472,892
INCOME BEFORE INCOME TAXES	272,935	132,794	608,012	333,784
INCOME TAXES (Note 11)
Current provision	119,401	45,891	254,403	109,143
Future income tax	(22,588)	(4,798)	(33,373)	(5,313)
	96,813	41,093	221,030	103,830
NET INCOME BEFORE NON-CONTROLLING INTEREST	176,122	91,701	386,982	229,954
NON-CONTROLLING INTEREST	(96)	551	1,251	1,822
NET INCOME	176,218	91,150	385,731	228,132
RETAINED EARNINGS, BEGINNING OF PERIOD	570,609	198,885	378,819	73,151
Substantial course issuer bid (Note 10)	(111,335)	-	(111,335)	-
Normal course issuer bid (Note 10)	(35,528)	-	(35,528)	(11,232)
Common share dividends	(8,669)	-	(26,375)	-
Preferred share dividends	(9)	(8)	(26)	(24)
RETAINED EARNINGS, END OF PERIOD	591,286	290,027	591,286	290,027
BASIC NET INCOME PER SHARE (Note 12)	2.30	1.17	5.00	2.92
DILUTED NET INCOME PER SHARE (Note 12)	2.27	1.12	4.89	2.81

See accompanying notes to the interim consolidated financial statements.

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INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	As at	As at
	September 30,	December 31,
	2004	2003
ASSETS
CURRENT
Cash	245,975	184,660
Accounts receivable (Note 6)	219,406	150,293
Inventory	42,344	36,920
Prepaid expenses	49,369	44,901
Current portion of future income tax asset (Note 11)	42,809	14,697
	599,903	431,471
Deferred charges	3,990	6,729
Restricted cash (Note 5)	50,691	35,468
Future income tax asset (Note 11)	27,548	25,466
Property, plant and equipment	560,496	542,317
TOTAL ASSETS	1,242,628	1,041,451
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 7)	227,936	88,422
Short-term debt (Note 8)	15,822	73,225
Prepayments for crude oil and refined products	9,314	6,652
	253,072	168,299
Long-term debt (Note 9)	150,700	246,655
Asset retirement obligations (Note 2)	30,313	28,625
Future income tax liability (Note 11)	9,833	13,012
	443,918	456,591
Non-controlling interest	14,342	13,091
Preferred shares of subsidiary	80	80
COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	189,026	191,695
Contributed surplus	3,976	1,175
Retained earnings	591,286	378,819
	784,288	571,689
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,242,628	1,041,451

See accompanying notes to the interim consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income	176,218	91,150	385,731	228,132
Items not affecting cash:
Depletion and depreciation	29,908	21,163	78,239	57,648
Amortization of deferred charges	2,527	510	3,310	3,562
Non-controlling interest	(96)	551	1,251	1,822
Other non-cash charges	975	(78)	8,019	2,540
Future income tax	(22,588)	(4,798)	(33,373)	(5,313)
Cash flow	186,944	108,498	443,177	288,391
Changes in non-cash operating working capital items	5,479	(3,094)	49,693	(45,462)
Cash flow from operating activities	192,423	105,404	492,870	242,929
FINANCING ACTIVITIES
Short-term debt	2,856	(8,294)	(21,638)	8,381
Common share dividends	(8,743)	-	(17,572)	-
Purchase of common shares under a Normal Course Issuer Bid (Note 10)	(38,648)	-	(38,648)	(14,847)
Purchase of common shares under a Substantial Course Issuer Bid (Note 10)	(121,117)	-	(121,117)	-
Long-term debt	(74,110)	(16,268)	(132,435)	82,540
Deferred charges paid	(50)	-	(700)	(3,601)
Proceeds from issue of share capital, net of share issuance costs	6,061	322	10,233	792
Preferred share dividends	(9)	(8)	(26)	(24)
Cash flow (used in) from financing activities	(233,760)	(24,248)	(321,903)	73,241
INVESTING ACTIVITIES
Restricted cash	(3,663)	(35,468)	(15,223)	(35,468)
Capital expenditures	(31,375)	(36,016)	(94,429)	(121,480)
Proceeds from sale of fixed assets	-	1,258	-	1,258
Purchase of preferred shares of subsidiary	-	-	-	(4)
Cash flow (used in) investing activities	(35,038)	(70,226)	(109,652)	(155,694)
(DECREASE) / INCREASE IN CASH	(76,375)	10,930	61,315	160,476
CASH, BEGINNING OF PERIOD	322,350	224,342	184,660	74,796
CASH, END OF PERIOD	245,975	235,272	245,975	235,272

See accompanying notes to the interim consolidated financial statements.

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NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS,
UNLESS OTHERWISE INDICATED)
UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management in accordance with generally accepted accounting principles in Canada. Its main operating subsidiaries are PetroKazakhstan Kumkol Resources ("PKKR") and PetroKazakhstan Oil Products ("PKOP"). Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2003. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2003, except for the changes in accounting standards as described in Note 2.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) regarding asset retirement obligations. This new standard changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from increase in the present value of the liability due to the passage of time is recorded as part of interest and financing costs.

Estimated cash flows are discounted at 8.5%. The total undiscounted estimated cash flows required to settle the obligations is $73.0 million with the expenditures being incurred over ten years commencing in 2014.

The new standard has been applied retroactively, and the financial statements of prior periods have been restated.

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Adoption of the new standard of accounting for asset retirement obligations resulted in the following changes in the consolidated balance sheet and statement of income and retained earnings.

Changes in consolidated balance sheets:

	As at	As at
	September 30,	December 31,
Increase / (decrease)	2004	2003
Future income tax asset	436	651
Property, plant and equipment	14,638	15,181
Total assets	15,074	15,832
Asset retirement obligations	21,629	22,058
Retained earnings	(6,555)	(6,226)
Total liabilities and shareholders' equity	15,074	15,832

Changes in consolidated statements of income and retained earnings for the three months ended September 30, 2004 and 2003:

	Three months ended September 30
Increase / (decrease)	2004	2003
Interest and financing costs	608	513
Depletion and depreciation	(578)	(1,214)
Income before income taxes	(30)	701
Income taxes	74	(284)
Net income	(104)	417
Basic net income per share	-	0.01
Diluted net income per share	-	0.01

Changes in consolidated statements of income and retained earnings for the nine months ended September 30, 2004 and 2003:

	Nine months ended September 30
Increase / (decrease)	2004	2003
Interest and financing costs	1,825	1,539
Depletion and depreciation	(1,711)	(3,230)
Income before income taxes	(114)	1,691
Income taxes	215	(727)
Net income	(329)	964
Basic net income per share	-	0.01
Diluted net income per share	-	0.01

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The change in asset retirement obligations is as follows:

Asset retirement obligations liability as at January 1, 2004	28,625
Revisions	-
Accretion expense	1,825
Settlements	(137)
Asset retirement obligations liability as at September 30, 2004	30,313

Full Cost Accounting

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" ("AcG 16"), which replaced Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" ("AcG 5"). The most significant change between AcG 16 and AcG 5 is that under AcG 16 the carrying value of oil and gas properties should not exceed their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the cost recovery ceiling test under AcG 5 that used undiscounted cash flows, and constant prices, less general and administrative, financing costs and taxes. The Corporation adopted AcG 16 effective January 1, 2004 and as at September 30, 2004 there were no indications of impairment.

Depletion of Property, Plant and Equipment

Effective January 1, 2004 PetroKazakhstan commenced using proved reserves to calculate depletion. Previously, the Corporation used proved developed reserves. The impact on the three months ended September 30, 2004 was a decrease in depletion expense of $0.2 million. There was no material impact for the nine months ended September 30, 2004.

Proved developed reserves were previously used to calculate depletion because this resulted in a more representative charge to earnings.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Corporation adopted the new recommendation of the CICA issued in December 2002 on impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which carrying amount of the asset exceeds its fair value. As at September 30, 2004 there were no indications of impairment of long-lived assets.

Hedge Accounting

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13 "Hedging Relationships" (AcG 13"). AcG 13 provides guidance regarding the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline establishes certain conditions for when hedge accounting may be applied. The Corporation has applied hedge accounting for the financial instruments disclosed in Note 13.

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3	SEGMENTED INFORMATION

On a primary basis the business segments are:

	•	Upstream comprising the exploration, development and production of crude oil and natural gas.
	•	Downstream comprising refining and the marketing and transportation of refined products and the management of the marketing and transportation of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

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Three months ended September 30, 2004	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	366,860	-	-	(45,184)	321,676
Refined products	63,565	153,720	-	(21,819)	195,466
Service fees	77	197	10	-	284
Interest income	454	298	424	-	1,176
	430,956	154,215	434	(67,003)	518,602
EXPENSES
Production	23,392	-	-	-	23,392
Royalties and taxes	52,150	256	-	-	52,406
Transportation	72,562	-	-	-	72,562
Refining	-	5,815	-	-	5,815
Crude oil and refined product purchases	8,817	86,241	-	(67,003)	28,055
Selling	5,151	5,254	-	-	10,405
General and administrative	9,418	4,038	2,130	-	15,586
Interest and financing costs	8,099	-	5	-	8,104
Depletion and depreciation	24,419	5,170	319	-	29,908
Foreign exchange loss (gain)	1,664	(2,311)	81	-	(566)
	205,672	104,463	2,535	(67,003)	245,667
INCOME (LOSS) BEFORE INCOME TAXES	225,284	49,752	(2,101)	-	272,935
INCOME TAXES
Current provision	102,481	17,004	(84)	-	119,401
Future income tax	(21,614)	(974)	-	-	(22,588)
	80,867	16,030	(84)	-	96,813
NON-CONTROLLING INTEREST	-	(96)	-	-	(96)
NET INCOME (LOSS)	144,417	33,818	(2,017)	-	176,218

Eliminations are intersegment revenue.

Three months ended September 30, 2004	Export	Domestic	Consolidated
Crude oil	302,037	19,639	321,676
Refined products	64,087	131,379	195,466

As at September 30, 2004	Upstream	Downstream	Corporate	Consolidated
Total assets	997,917	163,934	80,777	1,242,628
Total liabilities	373,922	70,426	13,992	458,340
Capital expenditures in the quarter	29,721	2,146	417	32,284

13

Three months ended September 30, 2003
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	181,344	-	-	(17,389)	163,955
Refined products	28,406	122,575	-	(13,626)	137,355
Service fees	851	-	13	-	864
Interest income	210	151	617	-	978
	210,811	122,726	630	(31,015)	303,152
EXPENSES
Production	15,812	-	-	-	15,812
Royalties and taxes	24,553	176	-	-	24,729
Transportation	54,307	2,012	-	-	56,319
Refining	-	4,094	-	-	4,094
Crude oil and refined product purchases	21,423	26,570	-	(31,015)	16,978
Selling	3,371	4,133	-	-	7,504
General and administrative	8,415	3,861	1,385	-	13,661
Interest and financing costs	7,449	699	-	-	8,148
Depletion and depreciation	16,355	4,784	24	-	21,163
Foreign exchange (gain) loss	1,390	427	133	-	1,950
	153,075	46,756	1,542	(31,015)	170,358
INCOME (LOSS) BEFORE INCOME TAXES	57,736	75,970	(912)	-	132,794
INCOME TAXES
Current provision	19,027	25,198	1,666	-	45,891
Future income tax	(1,149)	(3,649)	-	-	(4,798)
	17,878	21,549	1,666	-	41,093
NON-CONTROLLING INTEREST	-	551	-	-	551
NET INCOME (LOSS)	39,858	53,870	(2,578)	-	91,150

Eliminations are intersegment revenue.

Three months ended September 30, 2003	Export	Domestic	Consolidated
Crude oil	155,711	8,244	163,955
Refined products	33,449	103,906	137,355

As at September 30, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	703,799	170,266	150,397	1,024,462
Total liabilities	470,325	56,318	4,234	530,877
Capital expenditures in the quarter	34,346	2,313	420	37,079

14

Nine months ended September 30, 2004
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	812,761	-	-	(77,521)	735,240
Refined products	156,366	390,388	-	(51,280)	495,474
Service fees	1,971	1,966	229	-	4,166
Interest income	797	522	1,097	-	2,416
	971,895	392,876	1,326	(128,801)	1,237,296
EXPENSES
Production	70,508	-	-	-	70,508
Royalties and taxes	92,749	4,464	-	-	97,213
Transportation	187,871	-	-	-	187,871
Refining	-	15,217	-	-	15,217
Crude oil and refined product purchases	72,649	148,599	-	(128,801)	92,447
Selling	13,385	14,683	-	-	28,068
General and administrative	24,678	10,869	8,946	-	44,493
Interest and financing costs	21,115	469	5	-	21,589
Depletion and depreciation	62,210	15,085	944	-	78,239
Foreign exchange loss (gain)	300	(8,034)	1,373	-	(6,361)
	545,465	201,352	11,268	(128,801)	629,284
INCOME (LOSS) BEFORE INCOME TAXES	426,430	191,524	(9,942)	-	608,012
INCOME TAXES
Current provision	188,203	63,602	2,598	-	254,403
Future income tax	(33,183)	(190)	-	-	(33,373)
	155,020	63,412	2,598	-	221,030
NON-CONTROLLING INTEREST	-	1,251	-	-	1,251
NET INCOME (LOSS)	271,410	126,861	(12,540)	-	385,731

Eliminations are intersegment revenue.

Nine months ended September 30, 2004	Export	Domestic	Consolidated
Crude oil	686,808	48,432	735,240
Refined products	158,882	336,592	495,474

As at September 30, 2004	Upstream	Downstream	Corporate	Consolidated
Total assets	997,917	163,934	80,777	1,242,628
Total liabilities	373,922	70,426	13,992	458,340
Capital expenditures in the nine months	89,807	7,832	1,061	98,700

15

Nine months ended September 30, 2003
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	526,937	-	-	(86,565)	440,372
Refined products	42,942	339,266	-	(22,439)	359,769
Services fees	3,218	935	38	-	4,191
Interest income	719	304	1,321	-	2,344
	573,816	340,505	1,359	(109,004)	806,676
EXPENSES
Production	49,961	-	-	-	49,961
Royalties and taxes	50,886	3,263	-	-	54,149
Transportation	169,579	2,012	-	-	171,591
Refining	-	12,898	-	-	12,898
Crude oil and refined product purchases	32,335	119,063	-	(109,004)	42,394
Selling	7,878	12,455	-	-	20,333
General and administrative	23,536	10,750	2,908	-	37,194
Interest and financing costs	19,656	1,881	8,763	-	30,300
Depletion and depreciation	43,461	14,105	82	-	57,648
Foreign exchange (gain) loss	(2,278)	(2,023)	725	-	(3,576)
	395,014	174,404	12,478	(109,004)	472,892
INCOME (LOSS) BEFORE INCOME TAXES	178,802	166,101	(11,119)	-	333,784
INCOME TAXES
Current provision	58,075	49,274	1,794	-	109,143
Future income tax	(2,456)	(2,857)	-	-	(5,313)
	55,619	46,417	1,794	-	103,830
NON-CONTROLLING INTEREST	-	1,822	-	-	1,822
NET INCOME (LOSS)	123,183	117,862	(12,913)	-	228,132

Eliminations are intersegment revenue.

Nine months ended September 30, 2003	Export	Domestic	Consolidated
Crude oil	432,128	8,244	440,372
Refined products	82,352	277,417	359,769

As at September 30, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	703,799	170,266	150,397	1,024,462
Total liabilities	470,325	56,318	4,234	530,877
Capital expenditures in the nine months	111,772	11,561	761	124,094

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4	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

	a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.

	b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

Three months ended
September 30, 2004	Turgai	Kazgermunai	Total
Cash	74,543	43,682	118,225
Current assets, excluding cash	77,588	54,867	132,455
Property, plant and equipment, net	79,277	63,248	142,525
Current liabilities	87,174	26,194	113,368
Long-term debt	-	14,662	14,662
Revenue	104,360	66,469	170,829
Expenses	50,044	39,400	89,444
Net income	54,316	27,069	81,385
Cash flow from operating activities	50,673	23,148	73,821
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(4,271)	(3,670)	(7,941)

Revenue for the three months ended September 30, 2004 includes $32.1 million of crude oil sales made by Turgai and $2.5 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

Three months ended
September 30, 2003	Turgai	Kazgermunai	Total
Cash	18,106	11,105	29,211
Current assets, excluding cash	5,647	28,966	34,613
Property, plant and equipment, net	65,365	59,940	125,305
Current liabilities	27,395	6,712	34,107
Long-term debt	-	40,626	40,626
Revenue	30,132	32,673	62,805
Expenses	20,092	20,763	40,855
Net income	10,040	11,910	21,950
Cash flow from operating activities	13,551	7,977	21,528
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(8,651)	(5,153)	(13,804)

Revenue for the three months ended September 30, 2003 includes $11.8 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

17

Nine months ended
September 30, 2004	Turgai	Kazgermunai	Total
Revenue	228,868	154,023	382,891
Expenses	128,638	94,002	222,640
Net income	100,230	60,021	160,251
Cash flow from operating activities	72,979	65,752	138,731
Cash flow used in financing activities	-	(24,266)	(24,266)
Cash flow used in investing activities	(6,805)	(8,236)	(15,041)

Revenue for the nine months ended September 30, 2004 includes $54.4 million of crude oil sales made by Turgai and $4.5 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

Nine months ended
September 30, 2003	Turgai	Kazgermunai	Total
Revenue	89,842	75,460	165,302
Expenses	58,902	49,336	108,238
Net income	30,940	26,124	57,064
Cash flow from operating activities	47,865	25,670	73,535
Cash flow used in financing activities	-	(6,016)	(6,016)
Cash flow used in investing activities	(30,067)	(11,404)	(41,471)

Revenue for the nine months ended September 30, 2003 includes $30.5 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

5	RESTRICTED CASH

Restricted cash includes $8.8 million of cash dedicated to a debt service reserve account for the Corporation's term facility ($10.5 as at December 31, 2003). As of September 30, 2004 the term facility was repaid in full. The Corporation has a balance in the debt service reserve account because the hedging liabilities associated with the term facility have not been discharged in full.

Restricted cash as at September 30, 2004 includes $41.9 million of cash dedicated to a margin account for the Corporation’s hedging program ($25.0 million as at December 31, 2003).

Restricted cash is not available for current purposes.

6	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30,	December 31,
	2004	2003
Trade	154,946	70,282
Value added tax recoverable	30,135	22,864
Due from Turgai	23,587	37,231
Other	10,738	19,916
	219,406	150,293

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7	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	September 30,	December 31,
	2004	2003
Trade	114,345	66,115
Royalties	24,318	16,133
Income taxes	74,710	-
Common share dividends	8,803	-
Other	5,760	6,174
	227,936	88,422

8	SHORT-TERM DEBT

	September 30,	December 31,
	2004	2003
Current portion of term facility	-	35,692
Current portion of term loans	1,966	2,039
Joint venture loan payable	11,000	11,000
Working capital facilities	2,856	-
PKOP bonds	-	24,494
	15,822	73,225

The PKOP bonds were fully redeemed on February 26, 2004.

9	LONG-TERM DEBT

	September 30,	December 31,
	2004	2003
9.625% bonds	125,000	125,000
Long-term portion of term facility	-	71,384
Long-term portion of term loans	11,038	12,528
Kazgermunai debt	14,662	37,743
	150,700	246,655

On January 2, 2003, PetroKazakhstan Kumkol Resources (“PKKR”) entered into a $225.0 million term facility secured by crude oil export contracts. This facility was repayable in 42 equal monthly installments commencing July 2003. The facility bore interest at a rate of LIBOR plus 3.25% per annum. PKKR drew $190.0 million under this facility and chose not to utilize the remainder. As of September 30, 2004 the Corporation had fully repaid the term facility. $2.1 million of unamortized issue costs related to the term facility have been expensed.

On May 25, 2004 the Corporation entered into a five and one half year $100.0 million committed credit facility. This facility is unsecured, bears interest at LIBOR plus 2.65% and is subject to annual review. $30.0 million of this facility has been dedicated to cover margin calls under the Corporation’s hedging program. This amount is not available for general corporate purposes.

On June 24, 2004 Kazgermunai repaid $24.3 million of its outstanding subordinated debt.

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10	SHARE CAPITAL

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class Â redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three Months Ended		Three Months Ended
	September 30, 2004		September 30, 2003
	Number	Amount	Number	Amount
Balance, beginning of period	80,597,166	195,867	77,653,139	190,577
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,257,500)	(3,120)	-	-
Shares repurchased and cancelled pursuant to Substantial Course Issuer Bid (b)	(3,999,975)	(9,782)	-	-
Stock options exercised for cash	683,450	6,061	103,350	325
Corresponding convertible securities, converted	-	-	15,299	(3)
Balance, end of period	76,023,141	189,026	77,771,788	190,899

	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
	Number	Amount	Number	Amount
Balance, beginning of period	77,920,226	191,695	78,956,875	193,723
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,257,500)	(3,120)	(1,477,400)	(3,616)
Shares repurchased and cancelled pursuant to Substantial Course Issuer Bid (b)	(3,999,975)	(9,782)	-	-
Stock options exercised for cash	3,331,832	10,224	273,750	792
Corresponding convertible securities, converted	28,558	9	18,563	-
Balance, end of period	76,023,141	189,026	77,771,788	190,899

(a)
The Corporation has renewed its Normal Course Issuer Bid in connection with its share repurchase program. The share repurchase program enables the Corporation to repurchase 7,091,429 Class A common shares during the period from August 13, 2004 to August 12, 2005. The Corporation purchased and cancelled 1,257,500 shares at an average price of C$40.0 per share under this program. The excess of cost over the book value for the shares purchased was applied to retained earnings.

20

(b)
In June 2004 the Corporation commenced a Substantial Course Issuer Bid to repurchase, for cancellation, up to C$160 million of its Class A common shares. As at September 30, 2004, the Corporation had purchased and cancelled 3,999,975 shares at an average price of C$40.0 per share. The excess of cost over the book value for the shares purchased was applied to retained earnings.

A summary of the status of the Corporation's stock option plan as of September 30, 2004 and the changes during the nine months ended September 30, 2004 and the year ended December 31, 2003 are presented below (weighted average exercise price expressed in Canadian dollars):

		Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2003	5,115,460	8.17
Granted	60,000	31.62
Exercised	(3,360,390)	4.15
Forfeited	(126,525)	16.13
Outstanding at September 30, 2004	1,688,545	16.41
Options exercisable as at:
December 31, 2003	2,816,683	5.14
September 30, 2004	513,642	10.9

The pro forma net income per share for the three and nine months ended September 30, 2003 and 2004, had we recognized compensation expense using the fair value of common stock options granted for all stock options outstanding prior to January 1, 2003 follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income
As reported	176,218	91,150	385,731	228,132
Pro forma	176,199	91,104	385,588	227,847
Basic net income per share
As reported	2.30	1.17	5.00	2.92
Pro forma	2.29	1.17	5.00	2.91
Diluted net income per share
As reported	2.27	1.12	4.89	2.81
Pro forma	2.26	1.12	4.89	2.80

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11	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation's income before income taxes. This difference results from the following items:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Statutory Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	81,881	39,838	182,404	100,135
Effect of higher tax rate in Kazgermunai	2,041	-	3,506	-
Excess profit tax provision	15,224	-	25,057	-
Other permanent differences, net	(2,333)	1,255	10,063	3,695
Income tax expense	96,813	41,093	221,030	103,830

The following are the major future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

	September 30,	December 31,
	2004	2003
Future income tax assets:
Fixed assets	27,891	23,126
Excess profit tax	25,057	-
Provision for inter-company profit eliminations	10,463	9,087
Provision for royalties	5,235	4,831
Provision for obsolete inventories	1,263	1,180
Provision for doubtful debts	70	1,515
Other	378	424
Total future income tax assets	70,357	40,163
Less: current portion of future income tax assets	42,809	14,697
Long-term future income tax assets	27,548	25,466
Future income tax liabilities:
Fixed assets	9,833	13,012

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for PKKR and from 0% to 50% for Turgai.

A provision has been made for expected excess profit tax for the 2004 tax year for Turgai. Excess profit tax paid in one year is deductible for excess profit tax purposes in the following year. This gives rise to a future income tax credit for one half of the current year's provision.

22

12	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
Weighted average number of common shares outstanding	76,652,399	77,707,623	77,118,191	78,258,611
Dilution from exercisable options (including convertible securities)	1,064,303	3,559,095	1,787,528	3,030,279
Diluted number of shares outstanding	77,716,702	81,266,718	78,905,718	81,288,890

No options were excluded from the calculation of diluted number of shares outstanding for the three months ended September 30, 2004 and 2003, as the market price was in excess of exercise price.

13	FINANCIAL INSTRUMENTS

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $135.0 million versus the carrying value of $125.0 million as at September 30, 2004 as determined through reference to the market price.

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with major financial institutions.

			Price Ceiling
			or
Contract Amount		Contract	Contracted	Price
(bbls per month)	Contract Period	Type	Price	Floor
362,000	January 2004 to March 2004	Dated Brent	29.80-29.82
75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
110,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
120,000	January 2005 to March 2005	IPE Future	26.30-26.52
40,000	April 2005 to June 2005	IPE Future	25.92
458,333	January 2005 to December 2005	IPE Future	25.65-25.90

During the three months ended September 30, 2004, the Corporation has foregone revenue of $13.5 million through these contracts ($25.5 million during the nine months ended September 30, 2004).

The unrealized loss under these hedges as at September 30, 2004 is $87.3 million.

23

14	CASH FLOW INFORMATION

Interest and income taxes paid:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Interest paid	7,098	8,478	17,801	30,983
Income taxes paid	67,626	43,185	171,740	104,654

15	COMMITMENTS AND CONTINGENCIES

Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”)

PKOP

The ARNM alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. PKOP initiated legal proceedings to annul the ARNM claim and the court of first instance reduced the ARNM claim to approximately $1.1 million. PKOP and the ARNM appealed this decision to the Supreme Court. The Supreme Court recognized approximately $3.6 million of the ARNM’s original assessment. This amount has been paid and recorded in the financial statements.

PKOP received an additional assessment from ARNM in the amount of $8.8 million for allegedly charging prices for refined products in excess of ARNM authorized maximum prices. PKOP appealed this assessment. The ARNM revoked approximately $5.2 million of the assessment and the court of the first instance recognized approximately $1.4 million of the remaining $3.6 million. PKOP has appealed this decision. No provision has been made in the accompanying financial statements for this assessment.

PKOP’s position remains that the ARNM does not have the right to establish prices for the refinery, and the Corporation, as the party in interest under the Privatization Agreement for the Shymkent Refinery, has notified the Government of Kazakhstan that it is in breach of provisions of the Privatization Agreement. The Corporation has the right to proceed to international arbitration under the terms of the Privatization Agreement.

Group companies

The ARNM claimed $34.1 million ($31.0 million at December 31, 2003 Tenge/US Dollar exchange rate) from a group company for allegedly violating Kazakhstan’s competition law. The group company initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM appealed this decision; the appellate court upheld the decision of the lower court. The ARNM has filed a motion to re-open the court case on the basis of new information. The Court hearing to determine whether the case may be reopened is expected to take place during the fourth quarter 2004. No provision has been made in the financial statements for this assessment.

24

The ARNM claimed approximately $96.4 million ($91.4 million at December 31, 2003 Tenge/US Dollar exchange rate) from group companies for allegedly violating Kazakhstan’s competition law. The group companies initiated legal action, and at the Astana City Court were unsuccessful in their challenge of allegations by the ARNM that these companies had violated Kazakhstan competition laws. The initial trial court judgment upheld the ARNM determination that these distributors had received unjustified revenues totaling approximately $96.4 million. The group companies appealed this judgment to the Supreme Court. The initial Supreme Court hearing on the matter was held in the second quarter of 2004 and the Court suspended the case and instructed the parties to seek an agreed settlement. During the period from April to May 13, the parties did engage in discussions aimed at a settlement, but were unable to resolve the matter through negotiations. On May 13, 2004, after a hearing on the merits, the Supreme Court overturned the lower court decision which was in favour of the ARNM and sent the case back to the Astana City Court for a new trial. During the third quarter 2004, the General Prosecutor’s office filed a protest regarding May 13 decision of the Supreme Court with the Supreme Court Supervisory Panel. On August 25, 2004, the Supervisory Panel issued an opinion upholding the May 13 decision and returned the case to the Astana City Court. In September 2004 the Astana City Court issued a ruling suspending further consideration of the merits of the case pending the completion of parallel investigations being conducted by the “Agency of the Republic of Kazakhstan for Fight Against Economic and Corruption Criminality”. The group companies have appealed this ruling.

It remains the Corporation's view that the allegations leveled against the group companies are without justification; a highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices, which are at new highs. Also, the prices charged by the group companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

The Corporation is considering its recourse rights under the terms of the Shymkent refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices.

The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles.

Tax matters

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

In response to the Corporation’s submission, the Minister of Finance initiated the creation of a high-level Working Group between its Officials and the Corporation’s representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations. On January 22, 2004, the Working Group signed a memorandum that sets out the agreed resolution of several important tax issues which were pending. Certain actions, such as the approval of the amendments to hydrocarbon contracts and issuance of instruction letters were required to fully implement the terms of the memorandum. The hydrocarbon contract amendments were approved on July 21, 2004, but the instruction letter has not been issued. The terms of this memorandum are reflected in the ensuing discussion of the Corporation’s tax matters.

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Tax assessments 1998 and 1999

PKKR received tax assessments for 1998 and 1999. The assessment was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful in challenging the assessments at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. Specifically, PKKR was unsuccessful in obtaining agreement of the Supervisory Panel of the Supreme Court to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million total assessment in the December 31, 2002 consolidated financial statements. PKKR has been disputing the remaining $7.6 million (currently $8.0 million due to strengthening of the tenge), which relates to fines and penalties assessed, because PKKR believes there was an incorrect application of the provisions of tax legislation. PKKR has since paid this amount to stop the further accumulation of fines and penalties and has recorded this payment as an account receivable pending resolution of the issue. The Working Group agreed with PKKR’s position and determined that there was an incorrect application of the provisions of the tax legislation. This matter was simultaneously appealed to the Supervisory Panel of the Supreme Court due to time limitations and the Supervisory Panel remanded the case back to the lower court for a retrial. The lower court rejected the Supreme Court’s instruction, a retrial was not held, and the lower court let the original decision stand. The lower court’s refusal to comply with the Supervisory Panel’s instruction was appealed to the Supervisory Panel. The Supervisory Panel refused to hear the appeal.

The Ministry of Finance has requested that the Working Group memorandum be revised to reflect the Court’s decision. The Corporation does not agree and intends to pursue this matter with the Ministry of Finance. The Corporation believes and the Ministry of Finance has previously agreed that there was an incorrect application of the provisions of the tax act. Due to the uncertainty of the outcome the Corporation has recorded, as an expense, the remaining amount of approximately $8.0 million.

Tax assessments 2000 and 2001

PKKR also received assessments for 2000 and 2001. Challenges to the assessments were divided into two court cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the remainder. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas for approximately $4.5 million (currently $5.0 million due to strengthening of the tenge). PKKR believes the claim for royalties on flared associated gas, which has no commercial value, contravenes the provisions of its Hydrocarbon Contracts. PKKR appealed to the Supreme Court and the Supervisory Panel of the Supreme Court and was unsuccessful. As at December 31, 2003 PKKR had accrued and paid $0.2 million for the tax assessments on royalty on associated gas for the years 2002-2003. A further provision of $1.7 million was made regarding other issues. As at September 30, 2004 PKKR has recorded as an expense an additional $5.0 million for royalties on associated gas for the years 1998-2001. Additionally the Corporation has provided for $1.6 million relating to interest charges on this tax assessment.

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Excess profit tax

The Corporation, through its subsidiary PKKR and joint venture Turgai, is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field. Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for PKKR and from 0% to 50% for Turgai.

During 2004, Turgai was subject to a tax audit for the years 2002-2003 and received a tax assessment for approximately $148.0 million including penalties and interest (the Corporation’s 50% share is $74.0 million). The major issue is an assessment for excess profit taxes. The Ministry of Finance has adopted the position that expenditures relating to construction in progress are not allowed as a cash outflow when computing the internal rate of return. The Corporation believes this position is contrary to the concept of an internal rate of return calculation and counter to the legislation of the Republic of Kazakhstan. The Corporation through Turgai will appeal this assessment.

No provision has been made for this assessment.

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